UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Studio City International Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

86389T106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	86389T106

1	NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
61,570,271[1]

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
61,570,271

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,570,271

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1
The amount of Class A ordinary shares presented herein includes 15,392,680 American depositary shares of the Company held by the Reporting Persons (as defined below), which represent ownership of 61,570,271 Class A ordinary shares of the Company.

2
The percentages used herein and in the rest of this Amendment No. 2 to Schedule 13G are calculated based upon 370,352,700 Class A Ordinary Shares outstanding as of September 11, 2020, as reported in the Company’s prospectus filed pursuant to Rule 424(b)(3) (Reg. No. 333-248804) with the Securities and Exchange Commission on September 29, 2020.

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CUSIP NO.	86389T106

1	NAMES OF REPORTING PERSONS

Edward A. Mulé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
61,570,271

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
61,570,271

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,570,271

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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CUSIP NO.	86389T106

1	NAMES OF REPORTING PERSONS

Robert J. O'Shea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
61,570,271

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
61,570,271

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,570,271

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

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Item 1 (a)	Name of Issuer:

The name of the issuer is Studio City International Holdings Limited (the "Company").

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Item 2(a)	Name of Person Filing:

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea with respect to the ownership of the Class A ordinary shares of the Company held by Silver Point Capital Fund, L.P. (the "Onshore Fund") and Silver Point Capital Offshore Master Fund, L.P. (the "Offshore Fund").[3] Silver Point, Mr. Mulé and Mr. O’Shea are collectively referred to herein as the "Reporting Persons."

Previously, the Reporting Persons reported beneficial ownership that included holdings of New Cotai, LLC (“New Cotai”), an entity through which Silver Point previously may have been deemed to have beneficial ownership of the Company’s securities. However, in connection with a restructuring of New Cotai in 2020, Silver Point ceased to be the investment manager of, and ceased to control, New Cotai, and therefore no longer may be deemed to be the beneficial owner of securities owned by New Cotai.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, a copy of which is filed with this Amendment No. 2 as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830.

(c)	Citizenship:

Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mulé and Mr. O'Shea are U.S. citizens.

(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share

(e)	CUSIP No.:

86389T106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

3
Silver Point is the investment manager of the Onshore Fund and the Offshore Fund, and by virtue of such status may be deemed to be the beneficial owner of the securities held by the Onshore Fund and the Offshore Fund. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Onshore Fund and the Offshore Fund. Each of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is a member of Management and has voting and investment power with respect to the securities held by the Onshore Fund and the Offshore Fund and may be deemed to be a beneficial owner of the securities held by the Onshore Fund and the Offshore Fund.

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Item 4	Ownership:

A.	Silver Point Capital, L.P.

(a)	Amount beneficially owned: 61,570,271

(b)	Percent of class: 16.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 61,570,271

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 61,570,271

	(iv)	Shared power to dispose or direct the disposition: -0-

C.	Edward A. Mulé

(a)	Amount beneficially owned: 61,570,271

(b)	Percent of class: 16.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 61,570,271

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 61,570,271

D.	Robert J. O'Shea

	(a)	Amount beneficially owned: 61,570,271

	(b)	Percent of class: 16.6%

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: 61,570,271

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: 61,570,271
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Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Date: February 16, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

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EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit A	Joint Filing Agreement dated February 16, 2021.

Exhibit B
Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit C
Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

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Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 16, 2021

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

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